

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2024

James F. McCabe, Jr.
Chief Financial Officer
Triumph Group Inc.
555 E Lancaster Avenue, Suite 400
Radnor, Pennsylvania 19087

Re: Triumph Group Inc.
Form 10-K for Fiscal Year Ended March, 31, 2023
File No. 001-12235

Dear James F. McCabe, Jr.:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended March, 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Non-GAAP Financial Mearsures, page 25

1.   We note you present the non-GAAP financial measures, Adjusted EBITDA and Adjusted EBITDAP, and they include an adjustment for the impairment of rotable inventory. It appears inventory impairments are a normal operating expense related to your business and this non-GAAP adjustment is not consistent with the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise all future filings to not exclude inventory impairments from non-GAAP performance measures or explain why you believe the adjustment is appropriate.

Fiscal year ended March 31, 2023, compared with fiscal year ended March 31, 2022, page 28

2.   We note you present a consolidated non-GAAP financial measure you identify as Segment operating income in a table on page 28 and also disclose and discuss the reasons for changes in this measure during the periods presented. We note Segment operating income differs from GAAP Operating income, presented in your statements of operations, because it excludes corporate income (expense). Please be advised measures that represent a total of reportable segment measures are non-GAAP financial measures and must comply with the requirements of Regulation G, Item 10(e) of Regulation S-K, and the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Due to the fact that the measure you present and identify as Segment operating income excludes corporate income (expense), which are normal recurring operating costs necessary to operate your business, we do not believe the measure complies with the requirements of Regulation G and Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings, including earnings releases filed under Form 8-K, to eliminate this measure from your filings and disclosures. In addition, rather than disclosing and discussing Segment operating income, please revise your MD&A disclosures in future annual and quarterly filings to disclose and discuss the reasons for changes in each operating cost and expense line item included in your statements of operations.

Consolidated Financial Statements
20. Segments, page 76

3.   We note you disclose your CODM uses segment EBITDAP as "a primary profitability measure" to evaluate performance and allocate resources and you disclose segment EBITDAP for each reportable segment pursuant to ASC 280. However, we also note the following:
   •   You more prominently present and discuss operating income for each reportable segment in MD&A;
   •   You reconcile operating income for each reportable segment to adjusted EBITDAP for each reportable segment in MD&A; and
   •   Operating income for each reportable segment is determined in accordance with measurement principles that appear to be more consistent with those used in measuring the corresponding amounts in your consolidated financial statements relative to adjusted EBITDAP for each reportable segment.
   Based on the above, please more fully explain to us how and why you determined adjusted EBIDAP for each reportable segment is your primary segment profitability measure based on the requirements of ASC 280-10-50-28. In addition, please be advised that disclosures and discussions related to segment results in MD&A should focus on the segment profitability measure pursuant to ASC 280 and should also disclose and discuss the factors that result in changes in items excluded from reportable segment profitability

measures, including corporate/eliminations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing